Exhibit 99.1

DLOCAL LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held October 23, 2024

NOTICE IS HEREBY GIVEN that an annual general meeting of shareholders (the “AGM”) of DLocal Limited (the “Company” or “we”) will be held on October 23, 2024 at 10:00 a.m., Montevideo time, being 9:00 a.m., New York time. The AGM will be held virtually and at the offices of the Company located at Dr. Luis Bonavita 1294, Montevideo, Uruguay 11300.

You will be able to attend the AGM online by visiting http://meetnow.global/MW77PD2. You will also be able to vote your shares online by attending the AGM via this webcast. To participate in the AGM online, you will need to review the information included on the proxy card or in the instructions that accompanied your proxy materials.

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	To resolve, as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2023, be approved and ratified; and

2.

To resolve, as an ordinary resolution, that Mr. Hyman Bielsky shall be elected as director of the Company, following his appointment as interim director by the board of directors of the Company on November 27, 2023.

3.

To resolve, as an ordinary resolution, that Ms. Veronica Raffo shall be elected as director of the Company, following his appointment as interim director by the board of directors of the Company on March 18, 2024.

Mr. Hyman Bielsky’s and Ms. Veronica Raffo’s profiles are included in the Schedule to this Notice.

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

Further details regarding the proposals are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference). The board of directors of the Company (the “Board”) has fixed the close of business on August 29, 2024, New York time as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

Please refer to the proxy card which is attached to and made a part of this notice. The proxy statement and the proxy card are also available for viewing on the Investor Relations section of our website at https://investor.dlocal.com/, at www.edocumentview.com/dlo and on the SEC’s website at https://www.sec.gov.

Your vote is important. If you do not plan to attend the AGM either in person or virtually then you are urged to complete, sign, date and return the accompanying proxy card to us, in accordance with the instructions set out therein, as promptly as possible and in any case by no later than 11:59 p.m., New York Time, on October 22, 2024 to ensure your representation at the AGM.

The Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 19, 2024 (the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at https://investor.dlocal.com/, at www.edocumentview.com/dlo and on the SEC’s website at https://www.sec.gov, or by contacting the Company’s

Investor Relations Department by email at investor@dlocal.com. In addition to the other information included in the Form 20-F, you will find in the Form 20-F biographies for the incumbent members of the Board.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

By order of the Board.

/s/ Alberto Eduardo Azar
Name: Alberto Eduardo Azar
Title: Chairman

Dated: September 10, 2024

Registered Office:

c/o Maples Corporate Services Limited

P.O. Box 309

Ugland House

Grand Cayman KY1-1104

Cayman Islands

2

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.
2
Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person.
3
If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.
4
A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.
5
No business shall be transacted at the AGM unless a quorum is present. As set out in the articles of association of the Company, a quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote. No person shall be entitled to vote at the AGM unless he is registered as a shareholder of the Company on the record date for the AGM nor unless all calls or other sums presently payable by him in respect of such shares have been paid.

Schedule

Hyman K. Bielsky has held a number of legal and operating leadership roles in both private and publicly-listed companies, bringing extensive experience to the company’s board of directors. Mr. Bielsky holds a law degree from the University of North Carolina, where he graduated with honors. Mr. Bielsky commenced his career with a major U.S. law firm. After seven years of private practice, Mr. Bielsky joined Safety-Kleen Corp, a Fortune 500, NYSE-listed company, where he rose to become its General Counsel, responsible for worldwide legal affairs. He ultimately became CEO and then Chairman of Safety-Kleen Europe, Ltd, after it was spun out of Safety-Kleen Corp.

Ms. Veronica Raffo has a distinguished track record of accomplishments as a partner in Ferrere, one of the top legal firms in Uruguay and the region. At Ferrere, she participates actively in its management and strategic leadership. She has more than 25 years of experience advising a stellar list of global clients, managing highly complex and sensitive cases with a focus on corporate issues, dispute negotiation, compliance audits and corporate governance. Ms. Raffo is also an authority in entrepreneurship and gender issues, both in Uruguay and internationally. She is the incoming gold Regional Chair Latin America of YPO (Young Presidents Organization) and she was one of the founders and the President of the Uruguayan Women Entrepreneurs Organization, OMEU. Each year since 2019 she has been recognized as Uruguay’s most highly reputed woman business leader, according to the Corporate Reputation Business Monitor (MERCO). She is an instructor in Board Management at the Graduate School of Business - EPN of Universidad ORT Uruguay. She is a licensed lawyer (Universidad de la República, Uruguay) and holds a diploma in American and International Law from The Center for American and International Law (United States).